FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                 For the quarterly period ended August 31, 2005


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Yes___X___ No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes______ No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes______ No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes_______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                     Quarterly Period Ended August 31, 2005


CONTENTS                                                                Page


General..................................................................   1

Condensed Consolidated Balance Sheets as at
August 31, 2005 and May 31, 2005.........................................   2

Condensed Consolidated Statements of Operations for the
three months ended August 31, 2005 and August 31, 2004...................   3

Condensed Consolidated Statements of Cash Flows for
the three months ended August 31, 2005 and August 31,
2004.....................................................................   4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.................................................   5


Notes to the Condensed Consolidated Financial
Statements...............................................................   6


Management's Discussion and Analysis of Financial
Condition and Results of Operations......................................  11


Signature Page...........................................................  16

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,800 employees worldwide, with operations in 37 locations in 23 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the three months ended August 31, 2005, we derived approximately 55.4%, 37.6%, and 7.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 27, 2005 the Board of Directors of the Company approved a change of the Company's fiscal year end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company is making this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company will report results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. Going forward, the Company's fiscal quarters will end on the last day of March, June, September and December of each year.


                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     AS AT AUGUST 31, 2005 AND MAY 31, 2005

                                                                                          (Unaudited)           (Audited)
                                                                                           August 31,             May 31,
                                                                                           ----------             -------
                                                                                                2005                2005
                                                                                                ----                ----
                                                                                                     (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $58,321         $56,341
      Short term investments - available for sale ....................................          17,030          22,034
      Accounts receivable.............................................................          68,224          80,486
      Unbilled revenue................................................................          71,584          56,762
      Other receivables...............................................................           5,739           5,662
      Deferred tax asset..............................................................           2,637           2,637
      Prepayments and other current assets............................................          11,374          10,717
                                                                                         -------------   -------------
      Total current assets............................................................         234,909         234,639
Other Assets:
      Property, plant and equipment, net..............................................          44,501          45,286
      Goodwill........................................................................          67,033          67,440
      Intangible assets...............................................................             157             188
                                                                                         -------------   -------------

Total Assets..........................................................................        $346,600        $347,553
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $7,324          $10,379
      Payments on account.............................................................         51,707           52,583
      Other liabilities...............................................................         35,571           39,890
      Deferred tax liability..........................................................             310             310
      Income taxes payable............................................................           7,977           6,189
                                                                                         -------------   -------------

       Total current liabilities......................................................        102,889          109,351
Other Liabilities:
      Long term government grants.....................................................          1,175            1,257
      Long term finance leases........................................................            204              248
      Non-current deferred tax liability..............................................          2,747            2,747
      Minority interest...............................................................            824              884
  Shareholders' Equity:
      Ordinary shares, par value 6 euro cents per share; 20,000,000 shares authorized, 13,991,209 shares issued and outstanding at August 31, 2005
      and
      13,899,096 shares issued and outstanding at May 31, 2005                                    991              985
      Additional paid-in capital......................................................        115,658          114,447
      Accumulated other comprehensive income..........................................          9,324           11,229
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................        112,741          106,358
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        238,761          233,066
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $346,600         $347,553
                                                                                         =============   =============

 The accompanying notes are an integral part of these condensed consolidated financial statements.


                                                       ICON plc


                                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         FOR THE THREE MONTHS ENDED AUGUST 31, 2005 AND AUGUST 31, 2004
                                                     (UNAUDITED)


                                                                                                Three Months Ended
                                                                                                     August 31,
                                                                                               2005             2004
                                                                                            (in thousands except share
                                                                                                and per share data)
   Revenue:
     Gross revenue..................................................................         $115,352         $117,195
     Subcontractor costs............................................................          (29,431)         (38,856)
                                                                                        --------------  ---------------

     Net revenue....................................................................           85,921           78,339

   Costs and expenses:
     Direct costs...................................................................           47,310           42,453
     Selling, general and administrative ...........................................           26,809           23,339
     Depreciation and amortization..................................................            3,434            3,062
                                                                                        --------------  ---------------

     Total costs and expenses.......................................................           77,553           68,854
                                                                                        --------------  ---------------

   Income from operations...........................................................            8,368            9,485
   Interest income..................................................................              427              197
   Interest expense.................................................................              (12)             (33)
                                                                                        --------------  ---------------

   Income before provision for income taxes.........................................            8,783            9,649
   Provision for income taxes.......................................................           (2,459)          (2,322)
   Minority interest................................................................               59              (22)
                                                                                        --------------  ---------------

   Net income.......................................................................           $6,383           $7,305
                                                                                        ==============  ===============
   Net income per ordinary share:
     Basic .........................................................................            $0.46            $0.53
                                                                                        ==============  ===============
     Diluted........................................................................            $0.45            $0.52
                                                                                        ==============  ===============

Weighted average number of ordinary shares outstanding:

     Basic..........................................................................       13,919,606        13,837,986
                                                                                        ==============  ===============

     Diluted........................................................................       14,150,212        14,105,288
                                                                                        ==============  ===============


The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED AUGUST 31, 2005 AND AUGUST 31, 2004
                                   (UNAUDITED)

                                                                                    Three Months Ended
                                                                                    ------------------
                                                                               August 31           August 31
                                                                               ---------           ---------
                                                                                      2005               2004
                                                                                      ----               ----
                                                                                        (in thousands)
Cash flows from operating activities:
Net income................................................                               $6,383             $7,305
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:..................................
   Loss on disposal of property, plant and equipment......                                  (1)                  -
   Depreciation and amortization..........................                                3,434              3,062
   Amortization of grants.................................                                 (48)               (48)
     Minority interest....................................                                 (59)                 22
Changes in assets and liabilities:
   Decrease in accounts receivable........................                               11,737              4,340
   Increase in unbilled revenue...........................                             (14,965)            (6,837)
   Increase in other receivables..........................                              (1,548)              (555)
   (Increase)/decrease in prepayments and other current assets                            (764)                669
   Decrease in payments on account........................                                (780)              (548)
   Increase/(decrease) in other liabilities...............                                  571            (2,179)
   Increase in income taxes payable.......................                                1,850              1,785
    Decrease in accounts payable..........................                              (2,984)            (5,625)
                                                                                 ---------------    ---------------

Net cash provided by operating activities.................                                2,826              1,391
Cash flows from investing activities:
   Purchase of property, plant and equipment..............                              (3,214)            (4,546)
   Purchase of subsidiary undertakings and acquisition costs..                                -            (9,913)
   Sale of short term investments.........................                                5,004                  -
   Cash acquired with subsidiary undertakings.............                                    -              1,658
   Deferred payments in respect of prior year acquisitions                              (3,374)            (1,386)
                                                                                 ---------------    ---------------

Net cash used in investing activities.....................                              (1,584)           (14,187)
Cash flows from financing activities:
Proceeds from bank overdraft..............................                                    -              7,000
Proceeds from exercise of share options...................                                1,217                 75
Costs in relation to prior year share issuance............                                    -              (104)
Repayment of other liabilities............................                                 (44)              (117)
                                                                                 ---------------    ---------------
Net cash provided by financing activities.................                                1,173              6,854
Effect of exchange rate movements on cash.................                                (435)              (244)
                                                                                 ---------------    ---------------

Net increase/(decrease) in cash and cash equivalents......                                1,980            (6,186)
Cash and cash equivalents at beginning of period..........                               56,341             55,678
                                                                                 ---------------    ---------------

Cash and cash equivalents at end of period................                              $58,321            $49,492
                                                                                 ===============    ===============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

 CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                             Accumulated
                                                             Additional         Other
                                                               Paid-in      Comprehensive     Retained    Merger
                                         Shares      Amount    Capital          Income        Earnings    Reserve     Total
                                         ------      ------    -------          ------        --------    -------     -----

                                                     (dollars in thousands, except share data)


     Balance at May 31, 2005........     13,899,096    $985      $114,447           $11,229    $106,358        $47   $233,066


     Comprehensive Income:
   Net income.......................                      -             -                -        6,383          -      6,383
   Currency translation adjustment..                      -             -           (1,905)           -          -     (1,905)
                                                                                                                    -----------
   Total comprehensive income.......                                                                                    4,478
   Exercise of share options........        92,113        6         1,211                 -           -          -      1,217
                                          _________    ____        ______           _______      ______     ______     ______
     Balance at August 31, 2005         13,991,209     $991      $115,658            $9,324    $112,741        $47   $238,761

 The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                 AUGUST 31, 2005


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2005.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2005 annual report on Form 20-F. Operating results for the three months ended August 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2005.



2. Acquisitions

Prior Period Acquisitions

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval"), a company based in Manchester, England, for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1.0 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such additional consideration is accounted for as goodwill.

On September 30, 2004, cash consideration of Stg(pound)0.54 million (U.S.$0.97 million) was paid to a number of the former shareholders of Medeval and guaranteed loan notes with a value of Stg(pound)1.08 million (U.S.$1.93 million) were issued to the remaining selling shareholders. At May 31, 2004, Stg(pound)1.37 million (U.S.$2.5 million) of this amount had been provided, therefore an additional Stg(pound)0.253 million (U.S.$0.452 million) was provided in fiscal 2005. These guaranteed loan notes had a repayment date of three years from the date of issue but were exercisable nine months from the date of issue. The guaranteed loan note holders issued redemption notices to the Company, which required the Company to redeem all the guaranteed loan notes on June 30, 2005, in consideration of a cash payment of Stg(pound)1.08 million (U.S.$1.93 million), the total amount of which was accrued for at May 31, 2005.

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC ("GloboMax"), based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

On May 31, 2005, an amount of U.S.$1.4 million was accrued as the first earn-out target in the acquisition contract was reached on this date. This amount of U.S.$1.4 million was paid to the former shareholders GloboMax on August 31, 2005.

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences, Inc. ("Beacon"), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The pro forma effect of the Beacon acquisition if completed on June 1, 2004 would have resulted in net revenue, net income and earnings per share for the three months ended August 31, 2005 and 2004 as follows:


                                                Three months ended
                                                ------------------
                                            August 31        August 31
                                            ---------        ---------
                                                  2005               2004
                                                  ----               ----
                                                  (in thousands)
       Net revenue                             $85,921            $78,721
       Net income                               $6,383             $7,258
       Basic earnings per share                  $0.46              $0.52
       Diluted earnings per share                $0.45              $0.51


3. Goodwill


                                       Three months ended           Year ended
                                       ------------------           ----------
                                               August 31,              May 31,
                                               ----------              -------
                                                     2005                 2005
                                                     ----                 ----
                                           (in thousands)        (in thousands)

       Opening balance                              $67,440            $64,226
       Arising during the year                            -              8,463
       Arising on earn-out (prior
         year acquisitions)                               -              1,856
       Goodwill impairment                                -            (7,017)
       Foreign exchange movement                      (407)               (88)
       ----------------------------------------------------- ------------------
       Closing balance                              $67,033            $67,440
       ===================================================== ==================


The goodwill balance relates completely to the clinical research segment.


4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:



                                                                                       Three Months Ended
                                                                                       ------------------
                                                                                     August 31,       August 31,
                                                                                     ----------       ----------
                                                                                           2005             2004
                                                                                           ----             ----
Weighted average number of ordinary shares outstanding for basic
net income per ordinary share                                                        13,919,606       13,837,986
Effect of dilutive share options outstanding                                            230,606          267,302
                                                                                ---------------- ----------------
Weighted average number of ordinary shares for diluted net income
per ordinary share                                                                   14,150,212       14,105,288
                                                                                ================ ================

5. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico and Brazil. Segment information for the three month periods ended August 31, 2005 and August 31, 2004 are as follows:

     a) The distribution of net revenue by geographical area was as follows:

                                                   Three months Ended
                                                   ------------------
                                                   August 31      August 31
                                                   ---------      ---------
                                                        2005           2004
                                                        ----           ----
                                                        (in thousands)
       Ireland*                                      $10,753        $10,638
       Rest of Europe                                 21,510         17,214
       U.S.                                           47,625         45,784
       Rest of the World                               6,033          4,703
       ------------------------------------------------------ --------------

       Total                                         $85,921        $78,339
       ------------------------------------------------------ --------------

       * All sales shown for Ireland are export sales.

     b) The distribution of net revenue by business segment was as follows:

                                                 Three months Ended
                                                 ------------------
                                                 August 31      August 31
                                                 ---------      ---------
                                                      2005           2004
                                                      ----           ----
                                                      (in thousands)
       Central laboratory                           $7,235         $6,550
       Clinical research                            78,686         71,789
       ---------------------------------------------------- --------------
       Total                                       $85,921        $78,339
       ---------------------------------------------------- --------------

     c) The distribution of income from operations by geographical area was as follows:

                                                 Three Months Ended
                                                 ------------------
                                                 August 31      August 31
                                                 ---------      ---------
                                                  2005               2004
                                                  ----               ----
                                                      (in thousands)
       Ireland                                    $462             $2,811
       Rest of Europe                            4,623              2,338
       U.S.                                      1,640              2,699
       Rest of the World                         1,643              1,637
       ------------------------------------------------ ------------------

       Total                                    $8,368             $9,485
       ------------------------------------------------ ------------------

     d) The distribution of income from operations by business segment was as follows:

                                                    Three Months Ended
                                                    ------------------
                                                    August 31      August 31
                                                    ---------      ---------
                                                         2005           2004
                                                         ----           ----
                                                         (in thousands)
       Central laboratory                            $(1,615)         $(861)
       Clinical research                                9,983         10,346
       ------------------------------------------------------- --------------
       Total                                           $8,368         $9,485
       ------------------------------------------------------- --------------

     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                 August 31,           May 31,
                                                 ----------           -------
                                                       2005               2005
                                                       ----               ----
                                                       (in thousands)
       Ireland                                      $19,778            $20,471
       Rest of Europe                                 7,119              7,273
       U.S.                                          16,055             15,927
       Rest of the World                              1,549              1,615
       ----------------------------------------------------- ------------------

       Total                                        $44,501            $45,286
       ----------------------------------------------------- ------------------

     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                 August 31,           May 31,
                                                 ----------           -------
                                                       2005               2005
                                                       ----               ----
                                                            (in thousands)
       Central laboratory                            $3,363             $2,940
       Clinical research                             41,138             42,346
       ----------------------------------------------------- ------------------
       Total                                        $44,501            $45,286
       ----------------------------------------------------- ------------------


     g) The distribution of depreciation and amortization by geographical area was as follows:

                                                      Three Months Ended
                                                      ------------------
                                                      August 31      August 31
                                                      ---------      ---------
                                                           2005           2004
                                                           ----           ----
                                                           (in thousands)
       Ireland                                           $1,353         $1,119
       Rest of Europe                                       521            493
       U.S.                                               1,409          1,361
       Rest of the World                                    151             89
       --------------------------------------------------------- --------------
       Total                                             $3,434         $3,062
       --------------------------------------------------------- --------------

     h) The distribution of depreciation and amortization by business segment was as follows:

                                                      Three Months Ended
                                                      ------------------
                                                      August 31      August 31
                                                      ---------      ---------
                                                           2005           2004
                                                           ----           ----
                                                           (in thousands)
       Central laboratory                                  $286           $236
       Clinical research                                  3,148          2,826
       --------------------------------------------------------- --------------
       Total                                             $3,434         $3,062
       --------------------------------------------------------- --------------

     i) The distribution of total assets by geographical area was as follows:

                                            August 31,           May 31,
                                            ----------           -------
                                                 2005                2005
                                                 ----                ----
                                                (in thousands)
       Ireland                                $105,869           $109,596
       Rest of Europe                           80,950             79,878
       U.S.                                    154,557            153,577
       Rest of the World                         5,224              4,502
       ------------------------------------------------ ------------------
       Total                                  $346,600           $347,553
       -------------------------------------------------------------------

     j) The distribution of total assets by business segment was as follows:

                                            August 31,           May 31,
                                            ----------           -------
                                                 2005                2005
                                                 ----                ----
                                                    (in thousands)
       Central laboratory                          $18,921            $18,083
       Clinical research                           327,679            329,470
       ---------------------------------------------------- ------------------
       Total                                      $346,600           $347,553
       ---------------------------------------------------- ------------------

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2005. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,800 employees worldwide, with operations in 37 locations in 23 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the three months ended August 31, 2005, we derived approximately 55.4%, 37.6%, and 7.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have thirteen operations operating in U.S. dollars, five trading in Euros, three in pounds Sterling, and one each in Australian dollars, Indian Rupee, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Russian Rouble, Canadian dollar, Hungarian Forint, Taiwan dollar, Hong Kong dollar, Mexican Peso and Brazilian Real. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to August 31, 2005, we have received $2,520,459 and $1,873,375 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.



Results of Operations

Three Months Ended August 31, 2005 Compared with Three Months Ended August 31, 2004

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                      Three Months Ended
                                                      ------------------
                                                  August 31,         August 31,                        2004
                                                  ----------         ----------                        ----
                                                     2005               2004                          to 2005
                                                     ----               ----                          -------
                                                                                                     Percentage
                                                                                                     ----------
                                                        Percentage of Net Revenue               Increase/(decrease)
                                                        -------------------------               -------------------

Net revenue............................             100.0%             100.0%                           9.7%
Costs and expenses:
Direct costs...........................              55.1%              54.2%                          11.4%
Selling, general and administrative....              31.2%              29.8%                          14.9%
Depreciation and amortization..........               4.0%               3.9%                          12.1%
Income from operations.................               9.7%              12.1%                        (11.8%)



Net revenue increased by $7.6 million, or 9.7%, from $78.3 million to $85.9 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisition not included in the comparative period. The additional revenues relating to the Beacon acquisition amounted to $0.6 million for the three months ended August 31,

2005. Revenues in the United States, Europe and the Rest of World grew by 4.0%, 15.8% and 28.3% respectively. In the three months ended August 31, 2005, net revenue from our central laboratory business increased by 10.5% from $6.6 million to $7.2 million, while our clinical research segment grew by 9.6% from $71.8 million to $78.7 million over the comparable period. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in the first quarter of fiscal 2006. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $4.8 million, or 11.4%, from $42.5 million to $47.3 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the Beacon acquisition amounting to $0.3 million. Direct costs as a percentage of net revenue increased from 54.2% in the three months to August 31, 2004 to 55.1% in the three months to August 31, 2005.

Selling, general and administrative expenses increased by $3.5 million, or 14.9%, from $23.3 million to $26.8 million. This increase is due to the continued expansion of our operations and additional selling, general and administrative costs of $0.2 million from the Beacon acquisition not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 29.8% in the three months ended August 31, 2004 to 31.2% in the three months ended August 31, 2005.

Depreciation and amortization expense increased by $0.3 million, or 12.1%, from $3.1 million to $3.4 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization increased from 3.9% in the three months ended August 31, 2004 to 4.0% in the three months ended August 31, 2005.

Income from operations decreased by $1.1 million, or 11.8%, from $9.5 million to $8.4 million, including acquisitions. As a percentage of net revenue, income from operations decreased from 12.1% for the three months to August 31, 2004 to 9.7% of net revenues for the three months ended August 31, 2005. For first three months of fiscal 2006, losses from operations, as a percentage of net revenue for the central laboratory, increased from 13.1% for the first three months of fiscal 2004 to 22.3% for the comparable period in 2005 due to the expansion of infrastructure in the laboratory. The central laboratory constitutes approximately 8% of our business revenues. Operating margins for our clinical research segment decreased from 14.4% in the three months ended August 31, 2004 to 12.7% for the three months ended August 31, 2005.

Net interest income for the three months ended August 31, 2005 was $0.4 million, an increase of $0.2 million over the amount of net interest income for the three months ended August 31, 2004. Higher average level of funds invested and higher interest rates over fiscal 2005 contributed to the increased interest income.

ICON's effective tax rate for the three months ended August 31, 2005 was 28.0% compared with 24.1% for the comparable period last year. The increase in the effective rate was primarily due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the three months ended August 31, 2004 and August 31, 2005 amounted to $46.5 million and $51.6 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of August 31, 2005, our working capital amounted to $132.0 million, compared to $125.3 million at May 31, 2005. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 70 days at August 31, 2005, compared to 63 days at May 31, 2005.

Net cash provided by operating activities was $2.8 million in the three months ended August 31, 2005, compared to $1.4 million in the three months ended August 31, 2004.

Net cash used in investing activities was $1.6 million in the three months ended August 31, 2005, compared to $14.2 million in the three months ended August 31, 2004. The decrease in cash used in investing activities is due principally to the acquisition of Beacon in July 2004.

Net cash provided by financing activities was $1.2 million in the three months ended August 31, 2005, compared to $6.9 million in the three months ended August 31, 2004. This decrease is principally due to the funds drawdown from a bank overdraft in the first quarter of fiscal 2005.

As a result of these cash flows, cash and cash equivalents increased by $2.0 million in the three months ended August 31, 2005, compared to a decrease of $6.2 million in the three months ended August 31, 2004.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks' Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at August 31, 2005, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at August 31, 2005, the full amount of this facility was available to be drawn down.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$147.420). As of August 31, 2005, the full facility was available to be drawn down.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

New Accounting Pronouncements not yet adopted

In March 2005, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 47. In accordance with FASB Interpretation 47 companies must recognise a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated. The Interpretation provides guidance on whether the fair value is reasonably estimable. The premise underlying the Interpretation is a need for more uniform application of Statement 143 "Accounting for Asset Retirement Obligations". Companies must adopt the Interpretation no later than the end of the fiscal year ending after December 15, 2005. The company does not expect the impacts of adopting FASB Interpretation No 47 to be material.

In December 2004, the FASB issued Statement No. 123R, "Share-Based Payment - An Amendment of FASB Statements No. 123 and 95 ("SFAS No.123R"), which is effective for public companies in periods beginning after June 15, 2005. We will implement the proposed standard no later than the year that begins January 1, 2006. The cumulative effect of adoption, if any, applied on a modified prospective basis, would be measured and recognized on March 31, 2006. SFAS No. 123R addresses the accounting for transactions in which an enterprise receives goods and services in exchange for: (a) equity instruments of the enterprise; or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB 25, and generally would require instead that such transactions be accounted for using a fair-value based method. Equity classified awards are measured at grant date at fair value and are not subsequently re-measured. Liability classified awards are re-measured at fair value at each balance sheet date until the awards are settled. We are currently evaluating option valuation methodologies and assumptions in light of SFAS No. 123R related to employee stock options. Current estimates of option values using the Black-Scholes method (as reported) may not be indicative of results from valuation methodologies ultimately adopted.

In November 2004, the FASB issued statement No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"), which is effective for public companies prospectively for inventory costs incurred in periods beginning after June 15, 2005. This Statement amends the guidance in ARB No. 43, Chapter 4 "Inventory Pricing", to clarify that accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as a current period change and to require the allocation of fixed production overhead to the costs of conversion based on normal capacity of the production facilities. We do not expect that the adoption of SFAS No. 151 will have a material impact on our financial position or results of operations.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary assets - an amendment of APB Opinion No. 29" ("SFAS No. 153"), which is effective for public companies in periods beginning after June 15, 2005. The guidance in APB opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. We do not expect that the adoption of SFAS No. 153 will have a material impact on our financial position or results of operations.

In November 2003 and March 2004, the Emerging Issues Task Force (EITF) reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other then temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities" and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealised losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                              ICON plc




October 14, 2005                              /s/ Sean Leech
-------------------------------               --------------------------------
Date                                          Sean Leech
                                              Executive Vice President -
                                              Commercial and Organizational
                                              Development
                                              (Principal Financial Officer)*



* Sean Leech, Executive Vice President - Commercial and Organizational Development, was replaced by Ciaran Murray as the Chief Financial Officer of the Registrant on October 3, 2005. Sean Leech is the person performing the functions of the Principal Financial Officer of the Registrant on an interim basis as of the date hereof.